Exhibit 99.1

Lithium Americas CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 (Expressed in thousands of US Dollars)

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		September 30,	December 31,
	Note	2020	2019
		$	$
CURRENT ASSETS
Cash and cash equivalents¹		71,888	83,614
Receivables, prepaids and deposits		1,571	2,595
Deferred financing costs		1,044	1,190
Inventories		-	1,236
		74,503	88,635
Assets held for sale		3,926	4,279
		78,429	92,914

NON-CURRENT ASSETS
Restricted cash		150	150
Loans to Exar Capital	4	26,335	37,959
Investment in Cauchari-Olaroz project	4	121,561	-
Property, plant and equipment	5	1,750	158,924
Exploration and evaluation assets		4,332	3,852
		154,128	200,885
TOTAL ASSETS		232,557	293,799

CURRENT LIABILITIES
Accounts payable and accrued liabilities		3,587	11,879
Current portion of long-term liabilities	6	1,525	3,111
		5,112	14,990
LONG-TERM LIABILITIES
Credit and loan facilities	6	120,769	83,043
Company’s share of Exar Capital borrowings	6	-	28,845
Decommissioning provision		316	633
Foreign withholding tax liability		-	1,445
Other liabilities	6	5,054	5,222
		126,139	119,188
TOTAL LIABILITIES		131,251	134,178

SHAREHOLDERS’ EQUITY
Share capital		207,696	200,913
Contributed surplus		27,653	28,404
Accumulated other comprehensive loss		(3,618)	(3,867)
Deficit		(130,425)	(65,829)
TOTAL SHAREHOLDERS’ EQUITY		101,306	159,621
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		232,557	293,799

1 Cash and cash equivalents as at September 30, 2020, include $17,500 of a drawdown on one of the credit facilities during the nine months ended September 30, 2020 to fund Cauchari-Olaroz project and as at December 31, 2019 include the Company’s $52,495 of Minera Exar and Exar Capital’s cash and cash equivalents of $104,989 (Note 4).

Subsequent event (Note 14)

Approved for issuance on November 16, 2020

On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
		$	$	$	$
EXPENSES
Exploration expenditures	10	(3,285)	(2,293)	(12,973)	(5,621)
General and administrative	9	(1,401)	(1,117)	(5,017)	(5,283)
Equity compensation	7	(702)	(406)	(4,204)	(3,085)
Share of (loss)/income of Cauchari-Olaroz project		(355)	551	(355)	3,648
		(5,743)	(3,265)	(22,549)	(10,341)
OTHER ITEMS
Gain on Cauchari-Olaroz transactions	4	288	74,492	288	74,492
Transaction costs		(477)	(52)	(1,195)	(1,102)
Foreign exchange gain/(loss)		783	(840)	(267)	(1,465)
Finance costs		(1,206)	(2,163)	(1,206)	(4,132)
Finance and other income		360	1,150	539	1,746
		(252)	72,587	(1,841)	69,539
NET (LOSS)/INCOME BEFORE TAX		(5,995)	69,322	(24,390)	59,198
Tax expense		(305)	-	(1,219)	-
NET (LOSS)/INCOME BEFORE DISCONTINUED OPERATIONS		(6,300)	69,322	(25,609)	59,198

LOSS FROM DISCONTINUED OPERATIONS		(185)	(354)	(884)	(1,352)

NET (LOSS) /INCOME		(6,485)	68,968	(26,493)	57,846

OTHER COMPREHENSIVE (LOSS)/INCOME
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET (LOSS)/INCOME
Unrealized (loss)/income on translation to reporting currency		(452)	71	249	766

TOTAL COMPREHENSIVE (LOSS)/INCOME		(6,937)	69,039	(26,244)	58,612
BASIC AND DILUTED (LOSS)/INCOME PER SHARE FROM CONTINUING OPERATIONS
(Loss)/income per share - basic		(0.07)	0.78	(0.28)	0.67
(Loss)/income per share - diluted		(0.07)	0.78	(0.28)	0.64
BASIC AND DILUTED (LOSS)/INCOME PER SHARE
(Loss)/income per share - basic		(0.07)	0.77	(0.29)	0.65
(Loss)/income per share - diluted		(0.07)	0.75	(0.29)	0.63
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC		90,817	89,128	90,313	88,937
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- DILUTED		90,817	92,239	90,313	92,429

3

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
	of Shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2018	88,728	197,991	26,172	(4,293)	(137,588)	82,282
Shares issued on conversion of RSUs and exercise of stock options	544	1,256	(943)	-	-	313
Equity compensation (Note 7)	-	-	3,093	-	-	3,093
DSUs issued in lieu of directors' fees	-	-	347	-	-	347
Credit to equity as a result of the Project Investment (Note 4)	-	-	-	-	20,094	20,094
Net income	-	-	-	-	57,846	57,846
Other comprehensive income	-	-	-	766	-	766
Balance, September 30, 2019	89,272	199,247	28,669	(3,527)	(59,648)	164,741

Balance, December 31, 2019	89,843	200,913	28,404	(3,867)	(65,829)	159,621
Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,515	6,783	(5,247)	-	-	1,536
Equity compensation (Note 7)	-	-	4,138	-	-	4,138
DSUs issued in lieu of directors' fees	-	-	358	-	-	358
Debit to equity as a result of the 2020 Cauchari Transaction (Note 4)					(38,103)	(38,103)
Net loss	-	-	-	-	(26,493)	(26,493)
Other comprehensive income	-	-	-	249	-	249
Balance, September 30, 2020	91,358	207,696	27,653	(3,618)	(130,425)	101,306

4

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

	Nine months ended September 30,
	2020	2019
	$	$
OPERATING ACTIVITIES
Net (loss)/income for the period	(26,493)	57,846
Items not affecting cash and other items:
Equity compensation	4,204	3,093
Depreciation	508	662
Foreign exchange loss	267	1,465
Share of loss/(income) of Cauchari-Olaroz project	355	(3,648)
Gain on Cauchari-Olaroz transactions (Note 4)	(288)	(74,492)
Other items	1,273	1,401
Payment of interest capitalized in property, plant and equipment	(6,516)	-
Changes in non-cash working capital items:
Increase/(decrease) in receivables, prepaids and deposits	(137)	301
Decrease/(increase) in inventories	357	(3)
Increase/(decrease) in accounts payable and accrued liabilities	2,697	(178)
Net cash used in operating activities	(23,773)	(13,553)
INVESTING ACTIVITIES
Loans to Cauchari-Olaroz project (Note 4)	-	(66,250)
Repayment of loans as part of transactions (Note 4)	40,000	8,778
Contribution to Investment in Cauchari-Olaroz project	(92)	(1,080)
Cash (disposed)/acquired as a result of transactions	(5,432)	79,984
Additions to exploration and evaluation assets	(480)	(519)
Additions to property, plant and equipment	(61,270)	(7,323)
Net cash (used in)/provided by investing activities	(27,274)	13,590
FINANCING ACTIVITIES
Proceeds from stock option exercises	1,536	313
Drawdowns from the credit facilities (Note 6)	36,708	66,250
Finance lease repayments	(232)	(269)
Repayment of long-term borrowings	(107)	(84)
Other (Note 10)	1,500	1,000
Net cash provided by financing activities	39,405	67,210
EFFECT OF FOREIGN EXCHANGE ON CASH	(84)	(699)
CHANGE IN CASH AND CASH EQUIVALENTS	(11,726)	66,548
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	83,614	41,604
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	71,888	108,152

Supplemental disclosure with respect to cash flows (Note 12)

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in the Jujuy province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA. Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). Minera Exar is jointly owned by the Company (49%) and Ganfeng Lithium Co. Ltd. (“Ganfeng”) (51%). Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is 100% owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "LAC".

The Company’s head office and principal address is 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the consolidated financial statements for the year ended December 31, 2019.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the consolidated financial statements for the year ended December 31, 2019, except as disclosed below.

COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have an adverse impact on global economic conditions as well as on the Company’s activities. The extent to which the COVID-19 outbreak and related mitigation measures may impact the Company’s business activities will depend on future developments, such as the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada, the United States, Argentina and other countries to contain the disease, treat it and develop a vaccine.

On March 20, 2020, following the Presidential decree for mandatory social isolation in Argentina, construction of the Cauchari-Olaroz lithium project was temporarily suspended. Engineering, procurement and manufacturing of equipment, and other offsite activities continued.

In mid-April 2020, prior to resuming construction activities after the mandatory quarantine, Minera Exar implemented COVID-19 health and safety protocols, which were approved by Jujuy Province. These approved health and safety procedures were implemented at site and at the Jujuy office. Following this, limited construction activities resumed in mid-April 2020.

By the end of Q2 2020, the number of positive COVID-19 cases in the Province of Jujuy had increased. In early July, the Company announced a temporary suspension of construction activities at the Cauchari-Olaroz project site as a health and safety measure in response to workers testing positive for COVID-19. Again, engineering, procurement and manufacturing of equipment, and other offsite activities, continued. In September 2020 construction activities at the Cauchari-Olaroz Project resumed with enhanced COVID-19 protocols in effect.

During the two temporary suspensions of onsite construction activities, certain costs, primarily associated with idled labor were expensed. Such costs were insignificant during the nine months ended September 30, 2020. As significant offsite activities continued during the on site construction suspension periods, interest costs continued to be capitalized.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT

At September 30, 2020, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Minera Exar, the jointly owned company that holds the Cauchari-Olaroz project located in the Jujuy province of Argentina. In addition, the Company and Ganfeng are 49% and 51%, respectively, shareholders in Exar Capital B.V.(“Exar Capital”), the jointly owned company in the Netherlands that provides financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project (investment in Minera Exar and Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are now accounted for using the equity method of accounting. The Company and Ganfeng manage the Cauchari-Olaroz project with a joint venture shareholders’ agreement in place regulating key aspects of the project governance.

2019 Project Investment

On August 16, 2019, the Company closed a transaction agreement whereby Ganfeng agreed to subscribe, through a wholly-owned subsidiary, for 141,000 newly issued shares of Minera Exar, for cash consideration of $160,000 (such transaction, the “Project Investment”). As a result, Ganfeng increased its direct interest in Minera Exar from 37.5% to 50%, and diluted Lithium Americas’ interest from 62.5% to 50%, each subject to the rights of JEMSE (a company owned by the Government of Jujuy province) to acquire an 8.5% interest in Minera Exar. The Company’s and Ganfeng’s pre-existing interests in Exar Capital of 62.5% and 37.5% respectively remained unchanged.

On closing of the Project Investment, Minera Exar repaid an $8,000 loan made by the Company, together with accrued but unpaid interest thereon.

Beginning on August 16, 2019, and until closing of the 2020 Cauchari Transaction (as defined below) on August 27, 2020, the Company accounted for its investments in Minera Exar and Exar Capital as a Joint Operation (“Joint Operation”) and recognized its share of the assets and liabilities of Minera Exar and Exar Capital.

2020 Cauchari Transaction

On August 27, 2020, the Company closed a transaction with Ganfeng whereby Ganfeng subscribed, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $16,327, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest (each subject to the rights of JEMSE to acquire an 8.5% interest in Minera Exar).

In addition, the Company and Ganfeng restructured Exar Capital to reflect the parties’ 51%/49% proportionate ownership of Minera Exar. As part of this restructuring, Ganfeng provided $40,000 to Exar Capital in non-interest-bearing loans, repayable in 2029 (with a right for an additional one-year extension) and contributed $689 to Exar Capital’s equity to increase its interest from 37.5% to 51%. Proceeds of the loans from Ganfeng were used by Exar Capital to repay $40,000 of loans owed to Lithium Americas (the Minera Exar and Exar Capital transactions together, the “2020 Cauchari Transaction”).

Upon closing of the 2020 Cauchari Transaction, Ganfeng became the controlling shareholder of Minera Exar and Exar Capital while Lithium Americas received fulsome minority shareholder protection rights. The Company retains 49% interest and significant influence over Minera Exar and Exar Capital and as a result, is equity accounting for these investments from closing of the 2020 Cauchari Transaction.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Loans to Minera Exar and Exar Capital

The Company has entered into the loan agreements with Minera Exar and Exar Capital to fund construction of the Cauchari-Olaroz project. Changes in the loans’ balance are summarized below:

$
Loans to Minera Exar and Exar Capital, as at December 31, 2018	12,609
Accrued interest	3,791
Loan by the Company to Exar Capital	66,250
Initial difference between the face value and the fair value of loans to Exar Capital	(37,423)
Repayment of loan to Minera Exar and accumulated interest thereon	(8,778)
Loans from the Company to Exar Capital prior to the 2019 Project Investment	36,449
Elimination of loans as a result of Joint Operation accounting	(21,731)
Share of loans from Exar Capital to Minera Exar	23,241
Loans to Joint Operation, as at December 31, 2019	37,959
Loans by the Company to Exar Capital	14,500
Initial difference between the face value and the fair value of loans to Exar Capital	(7,746)
Elimination of loans as a result of Joint Operation accounting	(3,377)
Accrued interest	3,337
Loans to Minera Exar and Exar Capital prior to the 2020 Cauchari Transaction	44,673
Reversal of elimination of loans as a result of the 2020 Cauchari Transaction	28,132
Derecognition of share of loans from Exar Capital to Minera Exar as a result of the 2020 Cauchari Transaction	(26,368)
Repayment of loans as a result of the 2020 Cauchari Transaction	(40,000)
Gain on early repayment of the $40,000 loans as a result of the 2020 Cauchari Transaction	19,608
Accrued interest	290
Loans from the Company to Exar Capital, as at September 30, 2020	26,335

Loans by the Company and Ganfeng to Exar Capital are non-interest bearing and are provided to fund the construction of the Cauchari-Olaroz project.

During the nine months ended September 30, 2020, Ganfeng and the Company each provided a $14,500 non-interest bearing loan to Exar Capital to fund their respective 50% share of Cauchari-Olaroz construction costs. The Company accounts for loans initially at fair value and subsequently at amortized cost. The fair value of the loans at inception was calculated using the discounted cash flow valuation method applying market interest rates.

Upon closing of the 2020 Cauchari Transaction, the Company became a minority shareholder and changed the method of accounting for Minera Exar and Exar Capital. The Company ceased to proportionately consolidate the assets and liabilities of Minera Exar and Exar Capital and now accounts for its Investment in Cauchari-Olaroz project under equity method. As a result, the Company reversed the elimination of loans from the Company to Exar Capital and derecognized its share of the loans from Exar Capital to Minera Exar.

Prior to closing of the 2020 Cauchari Transaction, under joint operation accounting all of the loans from the Company and Ganfeng to Exar Capital (which have a maturity of 7 years) were classified as long-term liabilities and recorded at fair value reflecting the perspective of the shareholders who control the timing of repayment. Post transaction closing, under the equity method the loans are classified as current liabilities and are measured from an Exar Capital perspective at face value given that, according to the terms of the loan agreements, the Company and Ganfeng can by a unanimous decision demand early repayment of such loans, and Exar Capital does not have an unconditional right to defer repayment.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

As a result of the transition from joint operation accounting to the equity method, the effect of discounting on these non-interest bearing loans was reversed, with $9,608 related to the loans repaid to Lithium Americas in the period included as part of the transaction gain in the statement of comprehensive loss and the balance of the loss of $38,103 recorded directly to deficit within shareholders equity because it is a measurement change arising solely from the change in accounting method.

Gain on the 2020 Cauchari Transaction

Upon closing of the 2020 Cauchari Transaction the Company recognized a $288 gain which was calculated as follows:

$
Company’s 49% share of the $16,327 increase in Minera Exar's share capital	8,000
Company’s 49% share of the $689 increase in Exar Capital's share capital	338
Gain on early settlement of the $40,000 loans	19,608
Reversal of the effect of discounting of the $40,000 loans	(9,608)
Carrying values of the Company's diluted share of Investment in Minera Exar and Exar Capital	(18,050)
Gain on the 2020 Cauchari Transaction	288

Investment in Cauchari-Olaroz project

Upon closing of the 2020 Cauchari Transaction, the Company accounts for its investments in Cauchari-Olaroz project using the equity method. As a matter of accounting policy, which was consistently applied by the Company in prior years, the Company recorded its retained interest in Minera Exar and Exar Capital at cost on transition to the equity method.

	Minera Exar S.A.	Exar Capital B.V.	Total
	$	$	$
Recognition of Investment in Cauchari-Olaroz project	119,537	2,287	121,824
Contribution to Investment in Cauchari-Olaroz project	92	-	92
Share of (loss)/income of Cauchari-Olaroz project	(170)	1,089	919
Elimination of unrealized gain on intercompany transactions	-	(1,274)	(1,274)
Investment in Cauchari-Olaroz project, as at September 30, 2020	119,459	2,102	121,561

Investment in Joint Venture

Prior to the closing of the Project Investment on August 16, 2019, Minera Exar and Exar Capital were accounted for as a Joint Venture (“Joint Venture”) using the equity method and during the nine months ended September 30, 2019, the Company recognized a $3,648 share of income of the Joint Venture.

Minera Exar’s Commitments and Contingencies

As at September 30, 2020, the Company’s 49% share of the Minera Exar’s commitments and contingencies is as follows:

•	Annual royalty of $98 due in May of every year and expiring in 2041;

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4. INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

•

Aboriginal programs agreements with seven communities located in the Cauchari-Olaroz project area have terms from five to thirty years.  The annual fees due are $35 in 2020, $127 in 2021, $199 in 2022 and $218 between 2023 and 2061, assuming that these agreements will be extended for the life of the project. The annual fees are subject to change. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations on the project.

•	Commitments related to a contract for construction of evaporation ponds and other construction contracts of $5,714.

Los Boros Option Agreement

On September 11, 2018, Minera Exar exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz project.

Under the terms of the Option Agreement, Minera Exar paid $100 upon signing and exercised the purchase option for total consideration of $12,000 to be paid in sixty quarterly instalments of $200. The first installment becomes due upon the occurrence of one of the following two conditions, whichever comes first: the third anniversary of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tonnes of lithium carbonate equivalent. As security for the transfer of title to the mining properties, Los Boros granted to Minera Exar a mortgage over those mining properties for $12,000. In accordance with the Option Agreement, on November 27, 2018, Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the commercial plant construction start date.

According to the Option Agreement, a 3% net profit interest royalty will have to be paid to Los Boros by Minera Exar for 40 years, payable in Argentinian pesos, annually within the 10 business days after calendar year end.

Minera Exar can cancel the first 20 years of net profit interest royalties in exchange for a one-time payment of $7,000 and the next 20 years for an additional payment of $7,000.

JEMSE Arrangement

During 2012 Minera Exar entered into a letter of intent with and granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and the provision of management services as required to develop the project.

Upon closing of the 2020 Cauchari Transaction, Minera Exar and JEMSE entered into a definitive agreement, which allows JEMSE to exercise its ownership right to 8.5% interest in Minera Exar and, among other provisions, sets the formula for JEMSE to reimburse its pro rata (8.5%) share of the equity financing for the construction of the Cauchari-Olaroz project to the Company and Ganfeng through the assignment of one‑third of the dividends otherwise payable to JEMSE in future periods. The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all of Minera Exar’s annual commitments related to the project’s debt have been met. Closing of the agreement, which is subject to customary closing conditions, is expected in the second half of Q4 2020.

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.PROPERTY, PLANT AND EQUIPMENT

	Cauchari-Olaroz[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2018	-	386	2,143	5,066	11,471	823	19,889
IFRS 16 adjustment	-	-	-	-	-	296	296
Restated balance at January 1, 2019	-	386	2,143	5,066	11,471	1,119	20,185
50% of Minera Exar fixed assets	124,752	-	-	-	-	-	124,752
Additions	31,447	-	-	526	-	1,046	33,019
Capitalization of interest	2,110	-	-	-	-	-	2,110
Disposal of fixed assets	-	-	-	-	-	(60)	(60)
Reclassification to assets held for sale	-	(386)	(2,143)	(4,641)	(11,471)	(216)	(18,857)
As at December 31, 2019	158,309	-	-	951	-	1,889	161,149
Additions	59,853	-	-	131	-	81	60,065
Capitalization of interest	5,132	-	-	-	-	-	5,132
Change in accounting method (Note 4)	(223,294)	-	-	-	-	-	(223,294)
Disposals	-	-	-	-	-	(83)	(83)
Foreign exchange	-	-	-	-	-	(27)	(27)
As at September 30, 2020	-	-	-	1,082	-	1,860	2,942

	Cauchari-Olaroz[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Accumulated depreciation
As at December 31, 2018	-	-	835	1,859	11,471	301	14,466
50% of Minera Exar's accumulated depreciation	1,260	-	-	-	-	-	1,260
Depreciation for the year	195	-	75	425	-	431	1,126
Disposals of fixed assets	-	-	-	-	-	(50)	(50)
Reclassification to assets held for sale	-	-	(910)	(2,087)	(11,471)	(109)	(14,577)
As at December 31, 2019	1,455	-	-	197	-	573	2,225
Depreciation for the period	279	-	-	199	-	276	754
Change in accounting method (Note 4)	(1,734)	-	-	-	-	-	(1,734)
Disposals	-	-	-	-	-	(53)	(53)
As at September 30, 2020	-	-	-	396	-	796	1,192

	Cauchari-Olaroz[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Net book value
As at December 31, 2019	156,854	-	-	754	-	1,316	158,924
As at September 30, 2020	-	-	-	686	-	1,064	1,750

1 Before the 2020 Cauchari Transaction closed, includes the Company’s 50% share of the Cauchari-Olaroz project construction costs and project-related costs incurred directly by the Company (Note 4).

2 Other category includes right of use assets with $1,125 cost and $413 accumulated depreciation as at September 30, 2020.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

6. LONG-TERM BORROWINGS

	As at September 30,	As at December 31,
	2020 $	2019 $
Current portion of long-term borrowings
Accrued interest	1,130	2,662
Other liabilities	395	449
	1,525	3,111
Long-term borrowings
Credit facility (net of financing costs)	95,060	83,043
Limited Recourse Loan Facility	25,709	-
Share of Joint Operation borrowings	-	28,845
Other liabilities	5,054	5,222
	125,823	117,110
	127,348	120,221

Credit Facility

During the nine months ended September 30, 2020, the Company drew $12,000 on its $205,000 senior credit facility, comprised of $7,800 from Ganfeng and $4,200 from BCP Innovation Pte Ltd. (“Bangchak”). The total drawn under the facility as at September 30, 2020, was $95,750. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. Repayments of borrowings made under the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, in an amount equal to 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement). As security for the facility, the Company granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz Project.

Limited Recourse Loan Facility

In October 2018, Ganfeng provided Lithium Americas with a $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum interest rate of 10% per annum). The loan facility is repayable in an amount equal to 50% of Minera Exar’s Free Cash Flows (as defined in the credit facility agreement).  Repayment will start once the Company’s obligations with respect to repayments of the $205,000 senior credit facility are met. During the nine months ended September 30, 2020, the Company drew $20,000 on the  $100,000 Limited Recourse Loan Facility to fund the development expenditures on the Cauchari-Olaroz project and drew an additional $4,708 to fund the payment of interest under the $205,000 senior credit facility. Accrued interest under the facility, included in long-term liabilities, was $1,001 as at September 30, 2020.

The $205,000 senior credit facility and the Limited Recourse Loan Facility contain operating and reporting covenants, which the Company was in compliance with as at September 30, 2020.

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

6.	LONG-TERM BORROWINGS (continued)

Joint Operation Borrowings

Upon closing of the 2020 Cauchari Transaction, the Company changed the accounting method (Note 4) and derecognized its 62.5% share of Exar Capital loans received from Ganfeng (Note 4).

Other Liabilities

Other liabilities consist of lease liabilities and $4,212 mining contractor liability (Note 10).

7.	EQUITY COMPENSATION

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting; and (3) for independent directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board. During the nine months ended September 30, 2020, the Company amended the Plan from a “rolling 10% plan” to a “fixed plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 16% of the Company’s issued and outstanding common shares as of April 1, 2020 of 14,400,737 shares. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant.  The options can be granted for a maximum term of five years.

Restricted Share Units (in thousands)

During the nine months ended September 30, 2020, the Company granted 788 RSUs (2019 – 399) to its executive officers, consultants and employees. The total estimated fair value of the RSUs was $2,018 (2019 – $1,804) based on the market value of the Company’s shares on the grant date. During the nine months ended September 30, 2020, equity compensation expense related to RSUs of $2,910 was charged to operating expenses (2019 - $1,879). As at September 30, 2020, $134 of the fair value of RSUs previously granted but not yet vested remains to be expensed in fiscal 2020, $400 in 2021 and $138 in 2022.

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2018	1,668
Converted into common shares	(206)
Granted	955
Forfeited	(20)
Cancelled	(9)
Balance, RSUs outstanding as at December 31, 2019	2,388
Converted into Common shares	(704)
Granted	788
Balance, RSUs outstanding as September 30, 2020	2,472

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	EQUITY COMPENSATION (continued)

Deferred Share Units (in thousands)

During the nine months ended September 30, 2020, the Company granted 110 DSUs (2019 – 99) with the total estimated fair value of $358 (2019 - $347) to the Company’s independent directors in lieu of payment of directors’ fees.

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2018	128
Granted	135
Converted into common shares	(35)
Balance, DSUs outstanding as at December 31, 2019	228
Granted	110
Converted into common shares	(126)
Balance, DSUs outstanding as at September 30, 2020	212

Stock Options (in thousands)

No stock options were granted by the Company during the nine months ended September 30, 2020 (2019 - Nil). Stock options outstanding and exercisable as at September 30, 2020 are as follows:

Range of Exercise Prices CDN$	Number outstanding and exercisable as at June 30, 2020 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CDN$
$1.50-$2.35	519	0.5	2.29
$4.55 - $5.00	722	1.5	4.90
$8.05 - $11.07	1,388	2.0	8.21
	2,629	1.6	6.14

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2018	5,152	5.02
Exercised	(1,203)	(2.60)
Expired	(218)	(6.41)
Balance, stock options outstanding as at December 31, 2019	3,731	5.94
Exercised	(907)	(4.64)
Expired	(195)	(8.99)
Balance, stock options outstanding as at September 30, 2020	2,629	6.14

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	EQUITY COMPENSATION (continued)

Weighted average share price at the time of exercise of options during the nine months ended September 30, 2020, was CDN$10.80.

During the nine months ended September 30, 2020, equity compensation expense related to stock options of $Nil (2019 - $240) was charged to operations.

Performance share units (“PSUs”) (in thousands)

No PSUs were granted by the Company during the nine months ended September 30, 2020 (2019 – Nil). As at September 30, 2020, $439 of the fair value of PSUs previously granted but not yet vested remains to be expensed in fiscal 2020, $1,263 in 2021, and $349 in 2022.

During the nine months ended September 30, 2020, equity compensation expense related to PSUs of $1,294 was charged to operating expenses (2019 - $966).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2018	699
Forfeited	(12)
Granted	323
Balance, PSUs outstanding as at December 31, 2019 and September 30, 2020	1,010

8.	RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s 49%-owned equity accounted investee, entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to Note 4).

-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L., the Company’s 49% share of which was $1,599 during the nine months ended September 30, 2020.

During the nine months ended September 30, 2020, the Company’s 49% share of director’s fees paid by Minera Exar to its President, who is also a director of the Lithium Americas, was $27 (2019 - $28)

The amounts due to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

In consideration for Bangchak (a related party of the Company, by virtue of its position as a shareholder and a lender under the $205,000 senior credit facility) providing its consent to the Project Investment, following the Company’s approval of the expansion of the stated production capacity of the Cauchari-Olaroz project from its previously targeted production of 25,000 tonnes per annum (“tpa”) to 40,000 tpa, and entry into an amended off-take agreement with Bangchak, the Company provided incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate, up to an aggregate maximum of 6,000 tpa of lithium carbonate (at a 40,000 tpa project capacity) at market prices.

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

8.	RELATED PARTY TRANSACTIONS (continued)

In addition, the consent includes a commitment from Bangchak to provide up to $50,000 of additional debt financing on substantially the same terms as the Company’s existing senior credit facility; however, the proceeds of such financing will be available for general corporate purposes.

Should the Company elect to pursue this additional debt financing in the future, such financing will be subject to negotiation of definitive documentation and consent of the Company’s other lender, Ganfeng, under its senior credit and subordinated loan agreements. There can be no assurances that the Company will be able to realize on such additional debt financing, including the terms and timing thereof.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 4 and 6.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	Nine months ended September 30,
	2020 $	2019 $
Equity compensation	3,023	2,115
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	2,033	2,066
Salaries, bonuses and benefits included in exploration expenditures	368	291
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	907	587
	6,331	5,059

	As at September 30,	As at December 31,
	2020 $	2019 $
Total due to directors and executive team	531	357

9.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Nine months ended September 30,
	2020	2019
	$	$
Salaries, benefits and directors' fees	2,748	2,945
Office and administration	937	762
Professional fees	820	708
Regulatory and filing fees	162	203
Travel	22	324
Investor relations	183	182
Depreciation	145	159
	5,017	5,283

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

10.	EXPLORATION EXPENDITURES

The following table summarizes the Company’s exploration expenditures related to Thacker Pass:

	Nine months ended September 30,
	2020 $	2019 $

Engineering	6,892	772
Consulting and salaries	3,170	3,538
Permitting and environmental	1,747	199
Field supplies and other	383	608
Depreciation	331	140
Drilling and geological expenses	450	364
Total exploration expenditures	12,973	5,621

During Q2 2019, Lithium Nevada entered into a mining design, consulting and mining operations agreement with a mining contractor on its Thacker Pass project. According to the agreement, Lithium Nevada will receive $3,500 from the mining contractor in seven consecutive equal quarterly instalments, of which $1,500 was received in 2019 and $1,500 was received during the nine months ended September 30, 2020, and recorded in other liabilities. Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or will repay $3,500 without interest if a final project investment decision is not made by 2024.

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	SEGMENTED INFORMATION

The Company operates in three operating segments and three geographical areas. The Thacker Pass project is in the exploration stage and the Cauchari-Olaroz project is in the development stage. From August 16, 2019 to August 27, 2020, the Cauchari-Olaroz project was accounted for as a joint operation; prior to this period, it was accounted for as a joint venture using the equity method. Upon closing of the 2020 Cauchari Transaction, the project is accounted for using the equity method (Note 4). The organoclay segment is classified as a discontinued operation.

The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at September 30, 2020
Property, plant and equipment	-	1,006	-	744	1,750
Assets held for sale	3,926	-	-	-	3,926
Exploration and evaluation assets	-	4,332	-	-	4,332
Total assets	4,250	6,473	121,561	100,273	232,557
Total liabilities	(880)	(6,478)	-	(123,893)	(131,251)
For the three months ended September 30, 2020
Property, plant and equipment additions	-	3	12,883	4	12,890
Loss from discontinued operations	(185)	-	-	-	(185)
Net (loss)/income	(185)	(3,291)	(814)	(2,195)	(6,485)
Exploration expenditures	-	(3,164)	(121)	-	(3,285)
Depreciation	-	(125)	(57)	(41)	(223)
For the nine months ended September 30, 2020
Property, plant and equipment additions		204	64,985	8	65,197
Loss from discontinued operations	(884)	-	-	-	(884)
Net loss	(884)	(13,005)	(2,573)	(10,031)	(26,493)
Exploration expenditures	-	(12,041)	(932)	-	(12,973)
Depreciation	-	(350)	(279)	(125)	(754)

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	SEGMENTED INFORMATION (continued)

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2019
Property, plant and equipment	-	1,147	156,854	923	158,924
Assets held for sale	4,279	-	-	-	4,279
Exploration and evaluation assets	-	3,852	-	-	3,852
Total assets	5,621	5,817	248,821	33,540	293,799
Total liabilities	(1,207)	(3,325)	(42,431)	(87,215)	(134,178)
For the three months ended September 30, 2019
Property, plant and equipment expenditures	-	60	7,061	-	7,121
Net (loss)/income	(354)	(2,109)	(173)	71,605	68,969
Loss from discontinued operations	(354)	-	-	-	(354)
Exploration expenditures	-	2,261	-	32	2,293
Depreciation	83	50	46	66	245
For the nine months ended September 30, 2019
Property, plant and equipment additions	23	677	7,061	1,070	8,831
Loss from discontinued operations	(1,352)	-	-	-	(1,352)
Net (loss)/income	(1,352)	(6,286)	1,869	63,615	57,846
Exploration expenditures	-	5,470	-	151	5,621
Depreciation	245	140	46	160	591

The Company’s non-current assets and revenues of the discontinued operation are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at September 30, 2020	744	5,338	121,561	127,643
As at December 31, 2019	923	5,000	156,853	162,776
Revenue of the discontinued operation
For the nine months ended September 30, 2020	-	669	-	669
For the nine months ended September 30, 2019	-	4,302	-	4,302

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	As at September 30,	As at December 31,
	2020 $	2019 $
Accounts payable related to property, plant and equipment	-	9,361
Accounts payable related to inventories	-	357
Accounts payable related to financings	76	78

	Nine months ended September 30,
	2020 $	2019 $
Assets acquired under lease agreements	69	1,167
Interest paid	7,346	3,083
Income taxes paid	-	-

13.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company does not have any financial instruments measured at fair value on its statement of financial position. As at September 30, 2020, the fair value of financial instruments not measured at fair value approximates their carrying value.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, receivables, and loans to Exar Capital.  The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

The Company and its subsidiaries, including its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

Included in the receivables, prepaids and deposits are sales receivables of $236.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, restricted cash, receivables and loans to Exar Capital is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term.  As the industry in which the Company operates is capital intensive, the majority of the Company’s spending or that of its investees  related to its capital programs.  The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at September 30, 2020, the Company had a cash and cash equivalents balance of $71,888 (December 31, 2019 - $83,614) to settle current liabilities of $5,112 (December 31, 2019 - $14,990). The cash and cash equivalents balance as at December 31, 2019 includes the Company’s share ($52,495) of Minera Exar’s and Exar Capital’s cash and cash equivalents of $104,989.

The following table summarizes the maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2020	2021	2022 and later	Total
	$	$	$	$
Credit facility¹	-	7,652	159,547	167,199
Accounts payable and accrued liabilities	3,587	-	-	3,587
Obligations under office leases¹	74	198	526	798
Other obligations¹	56	222	4,618	4,896
Total	3,717	8,072	164,691	176,480

¹ Credit facility, Obligations under office leases and Other obligations include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$ with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees.

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

The Company has a CDN$ functional currency.  As at September 30, 2020, the Company held $70,164 of the Company’s US$ denominated cash and cash equivalents, $26,335 of the Company’s US$ denominated loans to Exar Capital and has drawn $120,769 under its US$ denominated credit facilities. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% at September 30, 2020, would have resulted in a foreign exchange (loss)/gain for the Company of $2,427, respectively.

14.	SUBSEQUENT EVENT

Lithium Americas commenced an at-the-market equity program (“ATM program”) on October 20, 2020, that allows the Company to issue up to $100,000 of common shares from treasury to the public from time to time, at the Company’s discretion. As of November 16, 2020, the Company issued 4,617 common shares for gross proceeds of $48,403 under the ATM program.

23